亞洲水泥股份有限公司
ASIA CEMENT CORPORATION

31ST FLOOR, TAIPEI METRO TOWER, 207, TUN HWA SOUTH ROAD, SEC. 2, TAIPEI, TAIWAN, R. O. C.
TELEX: 11309 JEEP CABLE: ASIACEMENT TAIPEI
FAX NO: (02) 3780576 TEL: (02) 7338000

02 MAR 28 AM 8:27

RULE12G3-2(B)EXEMPTION NO:82-3385

SECURITIESANDEXCHANGECOMMISSION
OFFICEOFINTERNATIONALCORPORATION
FINANCEROOM3094-STOP3-6
450FIFTHSTREET,N.W.
WASHINGTON,DC20549

BANKOFNEWYORK
101BARCLAYSTREET
NEWYORK,NEWYORK10286
FAX.002-1-212-571-3050

SUPPL

MORGANSTANLEYASIA (TAIWAN) [redacted]
台北市106敦化南路二段207號[redacted]
TAIPEI, TAIWAN, R.O.C
FAX:8732-2299
TEL:8732-9000

02028111

[redacted]C WARBURG
'ONEEXCHANGESQUARE
NNAUGHTPLACEHONGKONG
:002-4471-425-8990

FAREASTERNINTERNATIONALBANK
台北市重慶南路一段109號三樓
TAIPEI, TAIWAN, R.O.C
FAX:2361-1339

LONDONSTOCKEXCHANGE
COMPANYANNOUNCEMENTOFFICES
CAPEL COURT OFF-BARTHOLONEW LANE
LONDONEC1N1HP
FAX:44171-4106827

SUBJECT: ASIA CEMENT CORPARATION ("ACC"; THE "COMPANY")
- RULE 144A GLOBAL DEPOSITARY SHARES ("GDRS")

REFERENCE: ASIA CEMENT'S FILING OF RULE 12G3-2(B) EXEMPTION

MARCH 15, 2002

DEAR SIRS,

Pursuant to Rule 12g3-2(b) exemption requirements, or Rule 144A Global Depositary Receipt Deposit Agreement and Underwriting Agreement dated as of June 16, 1992, please be advised as follows:

1. the ACC's public announcement of the brief operation report for the month of Feb 2002.
2. the ACC's report to Taiwan Stock Exchange regarding sales revenue, guarantee of note payable issued by ACC's affiliates and loans to others for the month of Feb 2002.

PROCESSED
APR 10 2002
THOMSON FINANCIAL

Yours faithfully,

Herman Wang

Herman M. Wang
Assistant Manager of Finance Department
Tel#: 886-2-27378953
Fax#: 886-2-27359797

dle 3/28

副本

亞洲水泥股份有限公司　函

裝　訂　線

機關地址：（一〇六）臺北市大安區敦化南路二段二〇七號三十樓
傳　　真：（〇二）二三七八五一九一

受文者：本公司財務處

速別：
密等及解密條件：
發文日期：中華民國九十一年三月十四日
發文字號：亞（九一）會字第〇三四四號
附件：如說明。

主旨：為申報本公司九十一年度二月份營運情形乙案，謹檢齊相關附件，敬請　核備。

說明：本公司九十一年度二月份營業收入、開立發票金額、背書保證金額詳如附件。

正本：財政部證券暨期貨管理委員會
副本：台灣證券交易所股份有限公司、中華民國證券商業同業公會、財團法人中華民國證券市場暨期貨發展基金會、本公司財務處、會計處

總經理　李坤炎

亞洲水泥股份有限公司公告

中華民國九十一年三月八日亞(九一)會字第○三四四號

茲將本公司二月份營業額、背書保證金額、資金貸與金額及衍生性商品交易金額公告如下：

一、本月開立發票總金額七三八、一八九仟元，營業收入七四○、八五三仟元。

二、本公司截至本月份止資金貸與餘額為　○　仟元，各子公司截至本月份資金貸與餘額為　○　仟元。

三、本公司截至本月份止背書保證餘額為七、○九○、一二七仟元，各子公司截至本月份止背書保證餘額為四、三六四、○○一仟元。

四、本公司截至本月份止衍生性金融商品未沖銷交易契約金額為　○　仟元，各子公司截至本月份止衍生性金融商品未沖銷交易契約金額為　○　仟元。

註：本月份資金貸與、背書保證及從事衍生性商品交易詳細資料業已輸入股市觀測站資訊系統，網址http://www.tse.com.tw

亞洲水泥股份有限公司

上市發行公司營業額申報明細表

單位:新臺幣元
91年 2 月

營利事業報稅單位名稱	負責人	營業地點	營利事業統一編號	稅籍編號	開立統一發票營業額	說明
亞泥台北總公司	徐旭東	台北市	03244509	271201865	244,269,797	
亞泥新竹營業所	何增光	新竹市	46215004	440700064	112,854,807	
亞泥桃園營業所	許灝明	桃園市	44641313	390301852	35,068,800	
亞泥台中營業所	邱垂華	台中市	51375705	480707325	129,996,450	
亞泥宜蘭營業所	陳正添	宜蘭市	40537252	360500005	2,171,055	
亞泥花蓮營業所	陳永宏	花蓮市	94654880	960512502	20,399,950	
亞泥台東營業所	陳昌椿	台東市	93655398	940206012	1,069,060	
亞泥高雄營業所	洪鴻禧	高雄市	06956749	810103129	59,442,750	
亞泥嘉義營業所	許金祥	嘉義市	78552112	660512063	58,292,000	
亞泥花蓮製造廠	張志鵬	花蓮縣	94655017	961315015	73,224,400	
亞泥新竹製造廠	黃清正	新竹縣	48300028	433110002	1,400,000	
合計					738,189,069	

填表說明

1、本表列為本會62.8.13證管會(62)調自第1020號函規定『簡便行文表』之附件，以十六開白報紙複製，請按月隨文填報。
2、上市發行公司公告及申報之營業額應與本表所列『本月份合計開立統一發票營業額』相符。
3、本表應依『使用統一發票自動報繳營利事業營業稅自動報繳印花稅總額繳款書』填報。
4、每月公告及申報之營業額應與上項繳款書內『開立統一發票營業額欄』所列之金額一致。

亞洲水泥股份有限公司

營業收入金額申報明細表

單位：千元

91年 2月

產品項目	營業收入毛額	銷貨折讓及退回	營業收入淨額	備註
水泥	579,791	4,588	575,203	
熟料	27,882		27,882	
爐石粉	29,566		29,566	
砂石	107,455	50	107,405	
其他	796			
合計	745,490	4,638	740,852	

亞洲水泥股份有限公司

關係企業背書保證金額明細表

單位：千元

91 年 2 月

對象	本月份金額	上月份金額	本月份較上月份增(減)金額	本月份對子公司背書保證金額
亞洲工程(股)公司	14,236	14,250	(14)	14,236
獅城投資(股)公司	20,000	20,000	0	-
裕元投資(股)公司	469,947	367,943	102,004	-
遠鼎(股)公司	1,159,000	1,215,000	(56,000)	-
德勤投資(股)公司	3,391,000	3,173,000	218,000	3,391,000
亞利預鑄(股)公司	395,765	367,765	28,000	395,765
南華水泥(股)公司	422,000	390,000	32,000	422,000
亞東預拌(股)公司	877,179	807,179	70,000	-
嘉惠電力(股)公司	0	0	0	0
亞興製品廠(股)公司	100,000	100,000	0	100,000
高雄捷運（股）公司	200,000	200,000	0	
亞利通運（股）公司	0	0	0	
亞洲投資(股)公司	41,000	41,000	0	41,000
總計	7,090,127	6,696,137	393,990	4,364,001

註：
1、依證管會(86)台財證(六)第00669號函之規定辦理。
2、本公司背書保證之總限額：65,573,394 千元
3、各子公司背書保證之總限額：14,526,616 千元
4、上列金額係指截至各該月底之餘額

亞洲水泥股份有限公司

各子公司對外背書保證總額度明細表

91 年 1 月份

單位：千元

對象	亞泥直接持股比率	股東權益(最近一期經會計師查核)	背書保證總額度
亞洲工程(股)公司	96.63%	159,369	318,738
富民運輸(股)公司	99.47%	879,356	1,758,712
德勤投資(股)公司	99.86%	2,972,013	5,944,026
亞利預鑄(股)公司	83.77%	114,113	228,226
才興投資(股)公司	99.99%	63,270	126,540
亞東工業(股)公司	99.98%	274,194	548,388
亞泥新加坡(股)公司	99.96%	2,373,274	4,746,548
嘉惠電力(股)公司	66.52%	(64,606)	
亞洲投資(股)公司	50.00%	427,719	855,438
總計		7,198,702	14,526,616

PUBLIC ANNOUNCEMENT OF ASIA CEMENT CORPORATION

PUBLIC ANNOUNCEMENT OF SALES REVENUE、GUARANTEES OF NOTES PAYABLE ISSUED BY AFFILIATES AND LOANS TO OTHERS IN ,2001.

UNIT:NT$(THOUSAND)

ITEM	MONTH	2002	2001	INCREASE OR (DECREASE)	%
INVOICES AMOUNT	Feb.	738,189	967,517	-229,328	-23.70%
	Jan. TO Feb.	1,652,523	1,523,704	128,819	8.45%
NET SALES AMOUNT	Feb.	740,852	780,306	-39,454	-5.06%
	Jan. TO Feb.	1,696,384	1,484,555	211,829	14.27%
GUARANTEES OF NOTES	Feb.	7,090,127	8,939,112	-1,848,985	-20.68%
GUARANTEES OF NOTES(SUBSIDIARIES)	Feb.	4,364,001	-	-	-

THE BALANCE OF LOAN TO OTHERS AT THE END OF THIS MONTH IS 0 THOUSAND AND OF LAST MONTH IS 0 THOUSAND.

THE UPPER LIMITATION OF LOAN TO OTHERS IS 16,393,349THOUSAND.

亞泥

開立發票及營業收入資訊查詢

本資料由 亞泥 **公司提供**

民國 91 年 2 月　**單位：新台幣仟元**

項目	開立發票總金額	營業收入淨額
本月	738,189	740,852
去年同期	967,517	780,306
增減金額	-229,328	-39,454
增減百分比	-23.70	-5.06
本年累計	1,652,523	1,696,384
去年累計	1,523,704	1,484,555
增減金額	128,819	211,829
增減百分比	8.45	14.27

▶ 各項增減百分比資訊，如數值超過99999.99或分母為零（無法計算），則以99999.99表示

亞泥

各項產品業務營收統計表查詢

本資料由 亞泥 公司提供

民國 91 年 02 月

項目	名稱	當月金額(元)
(1)	水泥	579,791,000
(2)	砂石	107,455,000
(3)	爐石粉	29,566,000
(4)	熟料	27,882,000
(5)	其他	796,000
(6)		
(7)		
(8)		
(9)		
(10)		
其他		
減	銷貨退回及折讓	4,638,000
合計	業務營收淨額	740,852,000

▶按各項產品業務營收佔公司總收入之大小順序排列，其餘歸為其他。

亞泥

背書保證與資金貸放餘額資訊查詢

本資料由 亞泥 **公司提供**

民國 91 年 2 月　**單位：新台幣仟元**

			本月	上月	最高限額
本公司	無	資金貸放餘額	0	0	0
各子公司	無	資金貸放餘額	0	0	0

			本月增減金額	至本月份累計餘額	最高額度
本公司	有	背書保證資訊	393,990	7,090,127	65,573,394
各子公司	無	背書保證資訊	0	0	0

本公司與子公司間	有	相互背書保證資訊
本公司對子公司背書保證累計餘額		4,364,001
子公司對本公司背書保證累計餘額		0

			本月增減金額	至本月份累計餘額
本公司對大陸地區	無	背書保證資訊	0	0
各子公司對大陸地區	無	背書保證資訊	0	0